UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 27, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (《董事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the 2016 fifth regular meeting (the “Meeting”) of the board of directors (the “Board”) was held through the means of telecommunication on 27 October 2016.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Liu Shaoyong, the Chairman of the Company, Mr. Ma Xulun, the Vice Chairman, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being Directors; and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping, being independent non-executive Directors, all voted in favour of the relevant resolutions. All directors considered and unanimously passed the following resolutions:

1.	Considered and approved the 2016 third quarterly financial statements of the Company.

2.	Considered and approved the 2016 third quarterly report of the Company.

3.	Considered and approved the resolution on the 2017-2019 continuing connected transactions of the Company regarding aviation supplies maintenance services.

Agreed to the provision of supply, repair, maintenance and other services of aviation supplies by China Aviation Supplies Co., Ltd.* (中國航空器材有限責任公司) to the Company and the cap amount of RMB290 million, RMB360 million and RMB530 million, respectively, for the 2017-2019 continuing connected transactions (under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange) regarding aviation supplies maintenance services, and that the president of the Company shall be authorized to take charge of the detailed implementation thereof.

The resolution above is related to connected transactions (under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange). Mr. Li Yangmin, being a connected Director, abstained from voting at the Meeting in approving this resolution.

The Directors (including the independent non-executive Directors) present at the meeting consider that the continuing connected transactions of the Company are entered into on normal commercial terms, are in the interests of the Company and its shareholders as a whole and are fair and reasonable to the Company’s shareholders.

For details, please refer to the announcement on the continuing connected transaction regarding aviation supplies maintenance services published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) on 28 October 2016 as well as the overseas regulatory announcement published on the website of the Stock Exchange of Hong Kong Limited on 27 October 2016 by the Company.

4.	Considered and approved the Management System for Postponement and Exempted Businesses in relation to Information Disclosure (《信息暫緩與豁免業務管理制度》) of the Company.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

27 October 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

* For identification purposes only